SUMMIT MIDSTREAM PARTNERS, LP

1790 Hughes Landing Blvd, Suite 500

The Woodlands, TX 77380

January 9, 2020

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Kevin Dougherty

       Staff Attorney

       Office of Energy & Transportation

RE:	Summit Midstream Partners, LP

Registration Statement on Form S-3

Filed November 19, 2019

File No. 333-234781

Ladies and Gentlemen:

On behalf of Summit Midstream Partners, LP (the “Partnership” or “we”), enclosed is a copy of Amendment No. 1 (“Amendment No. 1”) to the Partnership’s Registration Statement on Form S-3 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2019. The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of December 16, 2019.

Set forth below are the Partnership’s responses to the Staff’s comments. The Partnership’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Registration Statement on Form S-3 filed November 19, 2019

Exhibits

1.

We note that your forum selection provision in your amended and restated agreement of limited partnership (Section 16.9) identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including claims brought in a derivative manner. We also note your risk factor entitled “Our Partnership Agreement designates the Court of Chancery…” on page 53 of your Form 10-K for the fiscal year ended December 31, 2018, which discloses certain risks from the provision. Please revise your prospectus to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

United States Securities and Exchange Commission

If the provision applies to Securities Act claims, please also revise your prospectus to include related risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: The Partnership acknowledges the Staff’s comment and submits that the Partnership’s forum selection provision would not apply to federal and state securities law actions. The Partnership has included disclosure on page 25 of Amendment No. 1 to such effect. The Partnership will also include similar disclosure in its future filings with the Commission, beginning with the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in future registration statements, as applicable.

General

2.

We note your disclosure on your prospectus cover page that among the securities that may be offered pursuant to this registration statement, Summit Midstream Partners, LP may offer and sell debt securities. We also note that footnote 1 to your registration fee table indicates that you are registering an indeterminate amount of debt securities of Summit Midstream Partners, LP. However, you have not provided a description of such debt in the prospectus, and have not filed as an exhibit an indenture governing the terms of such debt. Please revise. For guidance, consider Interpretations 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. In addition, please revise to provide a description of the guarantees.

RESPONSE: The Partnership acknowledges the Staff’s comment and submits that the Partnership will not offer and sell debt securities under the Registration Statement. The Partnership has included revised disclosure with respect to the securities offered pursuant to this Registration Statement and the description of guarantees on the prospectus cover page, in footnotes 1 and 5 to the registration fee table and on pages 9, 13 and 14 of Amendment No. 1.

3.

Please explain the basis on which Summit Midstream Holdings, LLC and Summit Midstream Finance Corp. are eligible to use Form S-3. If you are relying on General Instruction 1.C of Form S-3, please explain how such entities meet the requirements set forth in such instruction. Similarly, explain the basis on which the guarantors are eligible to use Form S-3. For example, please tell us whether Summit Midstream Partners, LP will provide a full and unconditional guarantee of debt issued by Summit Midstream Holdings, LLC and Summit Midstream Finance Corp. In that regard, such guarantee is not identified in your registration statement.

RESPONSE: The Partnership acknowledges the Staff’s comment and submits that it is relying on Item No. 3 of General Instruction 1.C of Form S-3 for the eligibility of Summit Midstream Holdings, LLC (“Holdings”) and Summit Midstream Finance Corp (“Finance Corp”). The Partnership, as the parent of Holdings and Finance Corp, meets the Registrant Requirements and the applicable Transaction Requirement set forth in Form S-3. In addition, the Partnership will provide a full and unconditional guarantee of the debt securities being registered by Holdings and Finance Corp, and such securities are non-convertible debt securities. With respect to the full and unconditional nature of the guarantee, the Partnership has included clarifying disclosure on pages 9, 13 and 14 of Amendment No. 1.

The Partnership also submits that it is relying on Item No. 5 of General Instruction 1.C of Form S-3 for the eligibility of the guarantors (other than the Partnership). The Partnership, as the parent of such guarantors, meets the Registrant Requirements and the applicable Transaction Requirement as discussed

United States Securities and Exchange Commission

above. The securities being registered by such guarantors are guarantees of the payment obligations of the debt securities that are being registered by other subsidiaries of the Partnership, which are non-convertible debt securities. In addition, and as discussed above, the Partnership will provide a full and unconditional guarantee of the debt securities being registered. Also as noted above, the Partnership has included clarifying disclosure with respect to such guarantee on pages 9, 13 and 14 of Amendment No. 1.

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United States Securities and Exchange Commission

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If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jason A. Rocha of Baker Botts L.L.P. at (713) 229-1558.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By: Summit Midstream GP, LLC, its general partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Executive Vice President, General Counsel and Chief Compliance Officer

Cc:	Laura Nicholson, Securities and Exchange Commission

Joshua Davidson, Baker Botts L.L.P.

Jason A. Rocha, Baker Botts L.L.P.